FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated August 5, 2015

TRANSLATION

Autonomous City of Buenos Aires, August 5, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Financial Statements as of 6/30/2015

Dear Sirs:

Dear Sirs:

      In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Regulations, we advise you that the Company’s Board of Directors approved, at its meeting held on August 5, 2015, the condensed interim financial statements for the six-month period ended June 30, 2015. Relevant information of such condensed consolidated interim financial statements of YPF S.A. follows:

1) Statement of income (1) (in millions of pesos)

Attributable to shareholders of the Company	4,424
Attributable to minority interests	(17)
Total net income for the period	4,407

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	5,023
Attributable to minority interests	-
Total other comprehensive income for the period	5,023

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the Company	9,447
Attributable to minority interests	(17)
Total comprehensive income for the period	9,430

4) Detail of Shareholders’ equity as of 6/30/2015 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,920
Adjustment to contributions Shares in treasury Adjustment to shares in treasury Stock compensation plan Acquisition cost of treasury shares Share trading premium	6,081 13 20 104 (355) (15)
Issuance premiums	640
Total shareholders’ contributions		10,408
Legal reserve		2,007
Reserve for future dividends		5
Reserve for future investments		21,264
Reserve for repurchase of own shares		440
Special reserve for initial setting IFRS		3,648
Other comprehensive income		39,386
Retained earning		4,424
Subtotal Shareholders’ equity		81,582
Minority interests		184
Total Shareholders’ equity		81,766

(1) Amounts in accordance with IFRS

Subsection o)-Shares owned by the parent group

As of June 30, 2015 the number of shares belonging to the controlling shareholder of the Company amounted to 200,590,525 shares, which include 200,589,525 class D shares and 1,000 class A shares.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company:

Federal Government - Ministry of Economy and Public Finance, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: August 5, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer